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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                            CUMBERLAND RESOURCES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     23077R
                    ----------------------------------------
                                 (CUSIP Number)

                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840


          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 AUGUST 24, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23077R
         ----------

------- ------------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         KINROSS GOLD CORPORATION; EIN 650430083

------- ------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  _______________

            (b)  _______________

------- ------------------------------------------------------------------------
 3       SEC Use Only

------- ------------------------------------------------------------------------
 4       Source of Funds (See Instructions)

         WC
------- ------------------------------------------------------------------------
 5       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)      X
                            -----------
------- ------------------------------------------------------------------------
 6       Citizenship or Place of Organization

         PROVINCE OF ONTARIO

------------------ -------- ----------------------------------------------------
                      7      Sole Voting Power

                             6,930,300
   Number of       -------- ----------------------------------------------------
     Shares           8      Shared Voting Power
  Beneficially
   Owned by                  -0-
      Each         -------- ----------------------------------------------------
   Reporting          9      Sole Dispositive Power
     Person
      With                   6,930,300
                   -------- ----------------------------------------------------

                      10     Shared Dispositive Power

                             -0-
------- ------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person

         6,930,300
------- ------------------------------------------------------------------------
 12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                            / /

------- ------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

         12.8%
------- ------------------------------------------------------------------------
 14      Type of Reporting Person (See Instructions)

         CO
------- ------------------------------------------------------------------------

This Amendment No. 3 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on April 30, 2004, Amendment No. 1 thereto filed on June 7, 2004 and Amendment No. 2 thereto filed on August 5, 2004.

Item 1.         Security and Issuer

        (a)     Title of Class of Equity Securities:

                COMMON STOCK (THE "COMMON STOCK")

        (b)     Name of Issuer:

                CUMBERLAND RESOURCES LTD. ("CUMBERLAND")

        (c)     Address of Issuer's Principal Executive Office:

                NO CHANGE.

Item 2.         Identity and Background

        (a)     Name:

                KINROSS GOLD CORPORATION ("KINROSS")

        (b)     Business or Residence address:

                NO CHANGE.

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                NO CHANGE.

        (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                NO CHANGE.

        (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                NO CHANGE.

        (f)     Citizenship:

                NO CHANGE.

Item 3.         Source and Amount of Funds or Other Consideration

                ITEM 3 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

                ON THE DATES INDICATED BELOW, KINROSS PURCHASED THE NUMBER OF SHARES OF THE COMMON STOCK INDICATED BELOW ON THE OPEN MARKET AT THE PRICES INDICATED BELOW:

                    DATE             NO. OF SHARES           AVERAGE PRICE
                    ----             -------------           -------------
                    7/30/04              16,400                  $2.00
                    8/11/04               4,800                  $1.94
                    8/12/04              35,900                  $1.95
                    8/12/04              20,100                  $1.92
                    8/17/04              52,600                  $2.04
                    8/18/04              15,000                  $2.04
                    8/20/04             309,700                  $2.3586
                    8/23/04              20,000                  $2.20
                    8/24/04             253,100                  $2.12

                THE SOURCE OF THE FUNDS USED FOR SUCH PURCHASES WAS THE WORKING CAPITAL OF KINROSS.

Item 4.         Purpose of Transaction

                NO CHANGE.

Item 5.         Interest in Securities of the Issuer

                (a) and (b) ITEMS 5(A) AND 5(B) ARE HEREBY AMENDED AND RESTATED AS FOLLOWS:

                KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 6,930,300 SHARES OF THE COMMON STOCK, WHICH REPRESENTS 12.8% OF THE OUTSTANDING SHARES OF THE COMMON STOCK.

                (c)     NO CHANGE.

                (d)     NO CHANGE.

                (e)     NO CHANGE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                NO CHANGE.

Item 7.         Material to Be Filed as Exhibits

                NO CHANGE.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            KINROSS GOLD CORPORATION


August 30, 2004                             By: /s/ Shelley M. Riley
---------------------------                     --------------------------------
Date                                            Shelley M. Riley, Secretary


                                            APPENDIX A

                               EXECUTIVE OFFICERS AND DIRECTORS OF
                                    KINROSS GOLD CORPORATION

Name/title                             Business Address                       Citizenship
----------                             ----------------                       -----------

John A. Brough                         Torwest Inc.                             Canada
Director                               3125 Windsor Blvd.
                                       Vero Beach, FL 32963

Robert M. Buchan                       Scotia Plaza, Suite 5200                 Canada
President, Chief Executive             40 King Street West
Officer and Director                   Toronto, Ontario M5H 3Y2

Arthur H. Ditto                        P.O. Box 20160                           Canada
Director                               Wickenberg, AZ 85358

John A. Keyes                          10 Windhaven Dr.                         Canada
Director                               The Woodlands, TX 77381

John M. H. Huxley                      Algonquin Power System Inc.              Canada
Director                               Unit 210
                                       2085 Hurontario Street
                                       Mississauga, Ontario
                                       L5A 4G1

Cameron A. Mingay                      Scotia Plaza, Suite 2100                 Canada
Director                               40 King Street West
                                       Toronto, Ontario M5H 3Y2

John E. Oliver                         Scotiabank                               Canada
Independent Chairman and               Atlantic Regional Office
Director                               1709 Hollis Street, 6th Floor
                                       Halifax, Nova Scotia
                                       B3J 3B7

John W. Ivany                          Scotia Plaza, Suite 5200                 Canada
Executive Vice President               40 King Street West
                                       Toronto, Ontario M5H 3Y2

Lars-Eric Johansson                    Scotia Plaza, Suite 5200                 Canada
Executive Vice President and Chief     40 King Street West
Financial Officer                      Toronto, Ontario M5H 3Y2

Scott A. Caldwell                      Scotia Plaza, Suite 5200                  U.S.
Executive Vice President, Chief        40 King Street West
Operating Officer and Director         Toronto, Ontario M5H 3Y2

Jerry W. Danni                         Scotia Plaza, Suite 5200                  U.S.
Senior Vice President, Environmental   670 Sierra Rose Drive
Affairs                                Reno, Nevada 89511


                                           Page 7 of 8


Name/title                             Business Address                       Citizenship
----------                             ----------------                       -----------

Christopher T. Hill                    Scotia Plaza, Suite 5200                 Canada
Vice President, Investor               40 King Street West
Relations                              Toronto, Ontario M5H 3Y2

Ronald W. Stewart                      Scotia Plaza, Suite 5200                 Canada
Vice President, Exploration            40 King Street West
                                       Toronto, Ontario M5H 3Y2

Allan D. Schoening                     Scotia Plaza, Suite 5200                 Canada
Senior Vice President, Human           40 King Street West
Resources and Public Affairs           Toronto, Ontario M5H 3Y2


Shelley M. Riley                       Scotia Plaza, Suite 5200                 Canada
Corporate Secretary                    40 King Street West
                                       Toronto, Ontario M5H 3Y2

Richard S. Hallisey                    30 South Drive                           Canada
Director                               Toronto, Ontario M4W 1R1

George A. Michals                      One Toronto Street,                      Canada
Director                               Suite 200
                                       Toronto, Ontario M5C 2V6

Rodney A. Cooper                       Scotia Plaza, Suite 5200                 Canada
Vice President, Technical Services     40 King Street West
                                       Toronto, Ontario M5H 3Y2

Andrew F. Kaczmarek                    Scotia Plaza, Suite 5200                  U.S.
Vice President, Project Development    40 King Street West
                                       Toronto, Ontario M5H 3Y2


                                  Page 8 of 8